APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TWT Management Services LLC dba Rock N Roll Donut Bar

Profit and Loss Statement

As of December 31, 2021

			Total
Income			
Sales			
Total Income			$ 100,000
Cost of Goods Sold			
Purchases		$ 39,636	
Less: Ending Inventory		2,163	
Total Cost of Goods Sold			37,473
GROSS PROFIT			$ 62,527
Expenses			
Advertising & Marketing		$ 19,855	
Business Licenses		4,700	
Contract Labor		2,100	
Insurance		7,832	
Professional Fees		5,400	
Repairs & Maintenance		901	
Supplies & Postage		7,692	
Travel		2,589	
Utilities		3,619	
Total Expenses			54,688
NET INCOME			$ 7,839

TWT Management Services LLC dba Rock N Roll Donut Bar
Balance Sheet
December 31, 2021

		Total
Assets		
Current Assets		
Cash In Bank	$ 5,676	
Inventory	2,163	
Total Current Assets	$ 7,839	
TOTAL ASSETS		$ 7,839
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities	0	
Equity		
Capital Stock	$ 1,000	
Retained Earnings	6,839	
Total Equity	$ 7,839	
TOTAL LIABILITIES AND EQUITY		$ 7,839

TWT Management Services LLC dba Rock N Roll Donut Bar
Statement of Cash Flows
December 31, 2021

		Total
OPERATING ACTIVITIES		
Net Income	$ 7,839	
Less: Increase in Inventory	2,163	
Net Cash Provided by Operating Activities		
NET CASH INCREASE FOR PERIOD		$ 5,676
CASH AT END OF PERIOD		$ 5,676

TWT Management Services LLC dba Rock N Roll Donut Bar
Profit and Loss Statement
As of December 31, 2022

		Total
Income		
Sales		$ 814,912
Cost of Goods Sold		
Opening Inventory	$ 2,163	
Purchases	111,942	
Less: Ending Inventory	<4,008>	
Total Cost of Goods Sold		110,097
GROSS PROFIT		$ 704,815
Expenses		
Advertising & Marketing	$ 57,273	
Business Licenses	890	
Contract Labor	12,465	
Insurance	22,791	
Professional Fees	1,974	
Repairs & Maintenance	4,449	
Supplies & Postage	7,585	
Travel	3,023	
Utilities	18,101	
Auto	7,869	
Depreciation	30,129	
Rent	110,055	
Bank Charges & Collection Fees	8,371	
Dues & Subscriptions	259	
Uniforms	2,671	
Interest Expense	6,979	
Payroll	360,584	
Payroll Taxes	35,585	
Total Expenses		691,053
NET PROFIT		$ 13,762

TWT Management Services LLC dba Rock N Roll Donut Bar
Balance Sheet
December 31, 2022

		Total
Assets		
Current Assets		
Cash In Bank	$ 46,510	
Inventory	4,008	
Total Current Assets		$ 50,518
Fixed Assets		
Equipment	$ 80,142	
Furniture	30,179	
Less: Depreciation	<30,129>	
Total Fixed Assets		80,192
TOTAL ASSETS		$ 130,710
LIABILITIES AND EQUITY		
Current Liabilities		
Line of Credit	$ 41,968	
Bank Loan	33,229	
Total Current Liabilities	$ 75,197	
Long-Term Liabilities		
SBA Loan	$ 33,912	
Total Long-Term Liabilities	33,912	
Total Liabilities		$ 109,109
Equity		
Capital Stock	$ 1,000	
Retained Earnings	20,601	
Total Equity		$ 21,601
TOTAL LIABILITIES AND EQUITY		$ 130,710

TWT Management Services LLC dba Rock N Roll Donut Bar
Statement of Cash Flows
December 31, 2022

		Total
CASH PROVIDED BY:		
Net Income	$ 13,762	
Line of Credit	41,968	
Bank Loan	33,229	
SBA Loan	33,912	
Total Cash Provided		$ 122,871
CASH USED IN OPERATIONS		
Increase in Inventory	$ 1,845	
Increase in Fixed Assets	80,192	
Total Cash Used		82,037
NET INCREASE IN CASH		$ 40,834
CASH AT BEGINNING OF PERIOD		$ 5,676
NET INCREASE IN CASH		40,834
CASH AT END OF PERIOD		$ 46,510

I, Scott Kirkpatrick, certify that:

1. The financial statements of The Winning Ticket included in this Form are true and complete in all material respects; and
2. The tax return information of The Winning Ticket included in this Form reflects accurately the information reported on the tax return for The Winning Ticket for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Scott Kirkpatrick*
_____

Name: Scott Kirkpatrick
_____

Title: Owner and Managing Member
_____